UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                   Committed Capital Acquisition Corporation
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   20261V 103
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                                 (CUSIP Number)

                                Philip Wagenheim
                      c/o Broadband Capital Management LLC
                          712 Fifth Avenue, 22nd Floor
                            New York, New York 10019
                                 (212) 277-5301
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 2011
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   20261V 103
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              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                 Philip Wagenheim
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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)
                 (b)
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              3. SEC Use Only
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              4. Source of Funds (See Instructions) (See item 3)  PF
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              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
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              6. Citizenship or Place of Organization
                 U.S.A.
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Number of          7. Sole Voting Power         638,316*
Shares           ---------------------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each               9. Sole Dispositive Power    638,316*
Reporting        ---------------------------------------------------------------
Person With       10. Shared Dispositive Power
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             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 638,316*
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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
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             13. Percent of Class Represented by Amount in Row (11)
                 5.1%
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             14. Type of Reporting Person (See Instructions)
                 IN

____________
* The Issuer effected a 4.21875-for-1 forward stock split on May 20, 2011. All share amounts in this Schedule 13D have been adjusted to reflect such forward stock split.

                                Explanatory Note

      Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by the Reporting Person on July 13, 2007 (the "Original Schedule 13D") remain in full force and effect. The original Schedule 13D together with this Amendment is referred to herein as the "Schedule 13D." Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of Committed Capital Acquisition Corporation, whose principal executive offices are located at 712 Fifth Avenue, 22nd Floor, New York, New York 10019 (the "Issuer").

Item 4.  Purpose of Transaction.

      The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 4.

Item 5.  Interest in Securities of the Issuer.

      This Amendment No. 1 amends and restates Item 5 of the Schedule 13D as set forth below:

      (a) The Reporting Person beneficially owns an aggregate of 638,316 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock (based upon 12,500,000 shares of Common Stock currently outstanding).

      (b) The Reporting Person has the sole right to vote or dispose, or direct the voting or disposition of, all of the 638,316 shares of Common Stock beneficially owned by the Reporting Person.

      (c) On May 20, 2011, the Issuer effected a 4.21875-for-1 forward stock split, upon the completion of which the Reporting Person beneficially owned 2,531,250 shares of Common Stock, representing 37.5% of the outstanding shares of Common Stock. On May 27, 2011, the Reporting Person entered into a Stock Purchase Agreement with P&P 2, LLC and Michael Serruya (the "Purchasers"), pursuant to which the Reporting Person sold an aggregate of 1,814,061 shares to the Purchasers. Also, on May 27, 2011, the Reporting Person entered into a Contribution Agreement with Committed Capital Holdings LLC (the "Assignee") pursuant to which the Reporting Person contributed an aggregate of 78,872 shares of Common Stock to the Assignee. The Reporting Person owns a 2.7% interest in the Assignee. However, such shares owned by the Assignee are not considered to be beneficially owned by the Reporting Person because the Reporting Person does not have voting or investment control over the shares of Common Stock owned by the Assignee.

      On October 28, 2011, the Issuer completed its initial public offering (the "Offering") of 5,750,000 units (the "Units") at $5.00 per Unit for gross proceeds of $28,750,000, which included the full exercise of the underwriters' over-allotment option. The Reporting Person is the Secretary of the Issuer and is a member of its board of directors.

      Each Unit consists of one share of Common Stock and one warrant ("Warrant") to purchase one share of Common Stock at an exercise price of $5.00 per share. Under the terms of the warrant agreement pursuant to which the Warrants were issued, the Issuer has agreed to use its best efforts to file a post-effective amendment or new registration statement under the Securities Act of 1933, as amended, to cover the shares of Common Stock underlying the Warrants after the completion of the Issuer's initial business transaction. Each Warrant will become exercisable upon effectiveness of such post-effective amendment or new registration statement and will expire 45 days from that effectiveness date. However, if the Issuer does not complete its initial business transaction on or prior to the 21-month or 24-month period allotted to complete its initial business transaction (as described below), the Warrants will expire at the end of such period.

      The Issuer will have only 21 months from the date of effectiveness of the registration statement for the Offering (or 24 months from the date of effectiveness of such registration statement if a letter of intent or a definitive agreement has been executed within 21 months from the date of effectiveness and the Issuer's business transaction relating thereto has not yet been completed within such 21-month period) to consummate the initial business transaction.

      The Issuer's initial stockholders (including the Reporting Person), together with certain persons that may be designated by such initial stockholders (the "private placement investors"), have committed to purchase 2,000,000 shares of Common Stock (the "placement shares") at $5.00 per share in a private placement to occur concurrently with the closing of the Issuer's initial business transaction for gross proceeds of $10,000,000. The Issuer's board of directors will have the ability to increase the size of the private placement at its discretion.

      The Issuer's initial stockholders, private placement investors and their permitted transferees will be entitled to registration rights. Such holders will be entitled to demand registration rights and certain "piggy-back" registration rights with respect to the shares of Common Stock that they owned prior to the Offering ("initial shares") and the placement shares, commencing, in the case of the initial shares, one year after the consummation of the Issuer's initial business transaction and, in the case of the placement shares, 30 days after the consummation of the Issuer's initial business transaction.

      All of the gross proceeds of the Offering equal to $28,750,000 were placed in a trust account at JP Morgan Chase, N.A., with Continental Stock Transfer & Trust Company acting as trustee. Except for a portion of the interest income that may be released to the Issuer to pay income or other tax obligations and to fund its working capital requirements, none of the funds held in the trust account will be released until the earlier of (i) the consummation of a business transaction, (ii) the Issuer's redemption of the public shares sold in the Offering if the Issuer is unable to consummate its initial business transaction within the 21-month or 24-month period set forth above, or (iii) the Issuer's liquidation (if no redemption occurs).

      As a result of the transactions described above, as of the date of this Amendment No. 1, the Reporting Person beneficially owns 638,316 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock (based upon 12,500,000 shares of Common Stock currently outstanding).

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

      (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 6.


Item 7.  Material to Be Filed as Exhibits.

 EXHIBIT
 NUMBER     EXHIBIT
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    1       Registration  Rights  Agreement,  dated  October  24,  2011,  by and between the Issuer and the stockholders listed on the signature page thereto (filed as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on October 25, 2011).

    2 Form of Letter Agreement by and between the Issuer and each of Michael Rapp, Philip Wagenheim and Jason Eiswerth (filed as Exhibit
            10.3 in the Issuer's Registration Statement on Form S-1 (No. 333-174599)).

    3 Form of Indemnity Agreement (filed as Exhibit 10.7 in the Issuer's Registration Statement on Form S-1 (No. 333-174599)).

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  November 1, 2011



                                  /s/ Philip Wagenheim
                                  --------------------
                                  Philip Wagenheim